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[LINCOLN LOGO]

                                    THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                              ONE GRANITE PLACE
                                                   CONCORD, NEW HAMPSHIRE 03301
VIA EDGAR
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October 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0305

Attn: Ellen J. Sazzman, Esquire

      Re:  Lincoln Life Flexible Premium Variable Life Account R
           Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-145235)
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Dear Commissioners:

Lincoln Life Flexible Premium Variable Life Account R of The Lincoln National Life Insurance Company (Registrant) and Lincoln Financial Distributors, Inc., the principal underwriter, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the enclosed Pre-Effective Amendment No. 1 to the Registration Statement effective on October 2, 2007 or as soon thereafter as practicable.

To our knowledge, no copies of the Registrant's Registration Statement or the prospectus have been distributed to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant or for regulatory filings.

Both the Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

The Company hereby acknowledges the following:

 - Should the Securities and Exchange Commission (the "Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

 - the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

 - the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ronald R. Bessette, Esquire, and Associate Counsel at (603) 229-6140 to confirm the effectiveness of the Registration Statement or with any questions specific to this filing.

Very truly yours,

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
Lincoln Life Flexible Premium Variable Life          Lincoln Financial Distributors, Inc.
Account R of The Lincoln National Life
Insurance Company

By:   /s/ Mark E. Konen                              By:  /s/Patrick J. Caulfield
    ---------------------------                           ---------------------------
    Mark E. Konen                                         Patrick J. Caulfield
    Senior Vice President                                 Vice President and
    and Director                                          Chief Compliance Officer
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